SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2005		Ciba Specialty Chemicals Holding Inc.

(Registrant)

	By:	/s/ Oliver Strub Oliver Strub Head Corporate Law

	By:	/s/ Max Dettwiler Max Dettwiler Head Taxes, Insurance & Corporate Law

EXHIBIT INDEX

Exhibit	Description

99.1	Half Year Financial Statements 2005.

CIBA SPECIALTY CHEMICALS HOLDING INC.
On August 18, 2005, Ciba Specialty Chemicals Holdings Inc., Basel, a stock corporation (the “Company”), issued its Half Year Results 2005. A copy of the Half Year 2005 Financial Statements is attached hereto as Exhibits 99.1 and incorporated by reference herein.